

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

January 5, 2010

Mr. Russell Chenu
Chief Financial Officer
James Hardie Industries N.V.
Atrium, 8th Floor
Strawinskylaan 3077
1077 ZX Amsterdam, The Netherlands

   RE: Form 20-F for the fiscal year ended March 31, 2009
     File No. 1-15240

Dear Mr. Chenu:

  We have completed our review of your Form 20-F and related filings and have no further comments at this time.

  If you have any further questions regarding our review of legal or disclosure matters in your filings, please direct them to Jay Ingram, Legal Branch Chief, at (202) 551-3397. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant at (202) 551-3691 if you have questions regarding our review of the financial statements and related matters.

       Sincerely,

       Rufus Decker
       Accounting Branch Chief